UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 001-39693

Triterras, Inc.
(Name of registrant)

9 Raffles Place, #23-04 Republic Plaza
Singapore 048619
(Address of principal executive office)

Indicate by check mark whether the Company files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F ☐

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers; Compensatory Arrangements of Certain Officers.

As previously disclosed in a Form 6-K filed with the U.S. Securities and Exchange Commission on November 22, 2021, Triterras Inc. (the “Company”) has been contemplating a plan to consolidate its senior operating leadership teams in either one of its two locations, Singapore or Dubai, United Arab Emirates and, further, was discussing the employment status of John Galani, Chief Operating Officer, with the Company. Mr. Galani has resigned from his position as the Chief Operating Officer of the Company, as well as any other offices or directorships he held in any Group Company (as defined below), to pursue other opportunities. His last day of employment will be February 11, 2022.

In connection with Mr. Galani’s departure, Triterras Fintech UK Limited, the Company’s wholly-owned indirect subsidiary incorporated in the United Kingdom (“Triterras UK” and, together with the Company and their respective parents or subsidiaries, the “Group Companies”), and Mr. Galani entered into a Settlement Agreement governed by English laws, dated February 11, 2022 (the “Agreement”). The Agreement provides that, Triterras UK shall pay Mr. Galani a total sum of £137,614 and US$80,000 (less any applicable deductions), in respect of payments for, among other things, accrued but untaken annual leave, outstanding bonus for 2020, share allocation for the 2021 bonus year, and 6 months of health benefits, and an ex gratia payment, subject to the terms and conditions therein.

The Agreement also contains other standard provisions customary to such an agreement, including Mr. Galani’s waiver of all claims, costs, expenses and causes of action of any kind, he may have against Triterras UK or any Group Company, or their respective officers, trustees, directors, shareholders, employees or agents arising out of or connected with his employment with or directorships at any Group Company. Similarly, Triterras UK (for and on behalf of the Group Companies) waives certain claims it has or may have against him and shall not support or encourage any third party in bringing any claim against the Mr. Galani in relation to such matters.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRITERRAS, INC.

Date: February 11, 2022	By:	/s/ Srinivas Koneru
	Name:	Srinivas Koneru
	Title:	Executive Chairman and
Chief Executive Officer

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